

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 22, 2015

Via E-mail
Mr. Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, CA 95134

> **Re: SunPower Corporation**
> **Form 10-K for the Fiscal Year Ended December 28, 2014**
> **Filed February 24, 2015**
> **File No. 001-34166**

Dear Mr. Boynton:

We have reviewed your filings and your response letter dated November 20, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2015 letter.

Form 10-K for Fiscal Year Ended December 28, 2014

Item 1. Business

Solutions and Services

Operations and Maintenance, page 7

1.   In future filings please revise this section to describe the specific activities associated with operations and maintenance services. Please also describe the terms and provisions of and potential remedies under the accompanying warranties and guarantees, including liquidated damages, you offer in connection with those services.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 50

2.   For warranties and guarantees offered under projects accounted for under ASC 360-20, in future filings please revise this section to describe the basis for your determination that the warranties and guarantees, including liquidated damages, are not prohibited continuing involvement. The disclosure should also address warranties and guarantees, including liquidated damages, under O&M arrangements associated with projects accounted for under ASC 360-20.

3.   Under the discussion of warranty reserves on page 52, in future filings, please expand to describe the accounting for potential liabilities arising from system energy performance testing and O&M related warranties and guarantees, including liquidated damages. Also, describe the nature of significant assumptions impacting potential liabilities and their susceptibility to variability, where the impact of variability could be material.

Item 8. Financial Statements and Supplementary Data

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

4.   Please describe to us the activities you perform under your post-installation monitoring and maintenance (O&M) arrangements.

5.   Tell us whether there are any contractual limitations on your system output performance warranties.

6.   Tell us how the guarantees under the system output performance warranty are determined. We note from your response to comment 3 that it appears that the company may be required to pay the customer for any shortfall. In responding to our comment, please address the following:

- Explain how system output performance is measured.
- Describe how any shortfall payment would be calculated.
- Clarify whether the warrantied energy output level is a known amount at an arrangement's inception or whether it varies depending on certain specified conditions.
- Describe the types of shortfall factors included and excluded from protection under the "system output performance warranty." Tell us whether protection is provided related to any factors that are outside of the company's control.
- Tell us whether there are any contractual limitations on this guarantee.

7.   Please quantify and describe for us any history of liquidated damages paid under your various warranty and guarantee offerings.

8.   For system sales arrangements accounted for under ASC 360-20 please confirm to us that there are no repurchase options.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery